

June 21, 2012

<u>Via E-mail</u>
Mike Cederstrom
General Counsel and Corporate Secretary
Richfield Oil & Gas Company
15 W. South Temple, Suite 1050
Salt Lake City, Utah 84101

> **Re: Richfield Oil & Gas Company**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed June 6, 2012**
> **File No. 0-54576**

Dear Mr. Cederstrom:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 2 to Registration Statement on Form 10</u>

<u>General</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your registration statement to:

    - Describe how and when a company may lose emerging growth company status;

    - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

    o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

    o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

    In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

<u>Glossary of Terms, page 2</u>

2. We note that the descriptions of proved developed and proved undeveloped reserves appear to be those that were superseded by our new definitions which were effective January 1, 2010year-end 2009. Please amend your document to either cross reference these terms or include the correct text. Refer to FASB ASC Section 932-235-20 Glossary.

<u>Business, page 5</u>

<u>Summary of Oil and Gas Reserves, page 20</u>

3. We note that the 19 Gorham project proved undeveloped entities have average gross proved oil reserves of about 29 thousand barrels each while the five largest (of six) proved producing wells have an average estimated ultimate recovery of 22 thousand barrels. Please explain this difference to us. Include demonstrated support for increased oil recovery due to larger perforation intervals, if applicable. Explain your methodology in determining locations for your PUD reserves.

4. Please furnish to us producing rate vs. time curves for the six producing Gorham wells that have been updated with the most recent oil and water production. Please ensure that the plots use a 15 year time scale.

5. Explain the reasons for your use of hyperbolic decline type curves for these high permeability reservoirs.

Mike Cederstrom
Richfield Oil & Gas Company
June 21, 2012
Page 3

6. The description of the Fountain Green project on page 12 includes the statement, "There are no wells currently on the Fountain Green Project." Per our prior comment 21, Question 117.02 in Compliance and Disclosure Interpretations presents the requirement that the attribution of unproved – probable and/or possible – reserves generally requires the assignment of proved reserves. It appears that the Fountain Green project does not have proved reserves assigned. Please amend your document to remove the Fountain Green possible oil reserves.

7. We note the omission of disclosure pertaining to changes in your PUD reserves. Please amend your document to fulfill the requirements of Item 1203 of Regulation S-K.

Our Production History and Costs of Production, page 23

8. We note that your disclosed historical unit oil production cost for 2011 is about $143 per barrel. Your third party engineering report presents unit production costs of $14.65/BO for year 1 of total proved producing while your unit production costs for the first quarter of 2012 are about $112/BO. Please explain these differences to us, including justification for attribution of proved producing reserves, and amend your document if it is appropriate. Address the apparent omission of costs for insurance, submersible pump replacement/repair and production overhead. Please explain the allocation of costs for salt water disposal and electric power.

9. Your third party engineering report presents unit production costs of $7.30/BOE for the first three years of total projected proved undeveloped reserves. Please furnish us with line item schedules for the components of your estimated future production cost – for the first four years - used in your total PUD estimated future net cashflow. Explain significant differences. Please include salt water disposal costs separately as well as your estimated future annual water production.

10. Your third party report presents PUD future development costs of about $2.3 million for 2012 and for 2013, while your year-end 2011 cash assets are $37 thousand and your auditor states (in Note 2) that there is "substantial doubt about the Company's ability to continue as a going concern." Rule 4-10(a)(26) of Regulation S-X, in part, defines "Reserves" as oil and gas quantities where "…there must exist, or there must be a reasonable expectation that there will exist…installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project." Please explain to us how you will secure the financing required to develop your disclosed PUD reserves. Address your historical activities in obtaining such financing.

Certain Relationships and Related Transactions, and Director Independence, page 53

Certain Relationships and Related Transactions, page 53

11. We note you disclose that "[a]ll related-party transactions have been reviewed and approved by a majority vote of our Board of Directors. With respect to transactions in which the related party is also a member of our Board of Directors, such director is required to abstain from voting to approve the transaction." Please explain how a majority vote was obtained for transactions with Mountain Home Petroleum Business Trust and Zions Energy Corporation. We also note that Mr. Douglas Hewitt Sr. and your former director, J. David Gowdy, hold interests in such entities.

Annual Financial Statements

Notes to Consolidated Financial Statements

Note 18. Unaudited Pro Forma Condensed Consolidated Financial Statements, page F-55

12. We note you provide pro forma results of operations for the year ended December 31, 2010 and for the interim period ended March 31, 2011 (on pages F-18 and F-19 of your filing). Please note that pro forma presentation for periods other than the fiscal year ended December 31, 2011 does not need to be presented. Refer to Rule 11-02(c)(2)(i) of Regulation S-X.

13. We note your pro forma adjustment (a) reflects the elimination of Freedom's general and administrative expenses incurred during the fiscal year ended December 31, 2011. Please note that pro forma adjustments that give effect to actions taken by management or expected to occur after a business combination, including termination of employees, closure of facilities, and other restructuring charges are generally not deemed to be appropriate. Please remove this pro forma adjustment or explain to us how the adjustment meets the three criteria outlined in Rule 11-02(b)(6) of Regulation S-X for pro forma income statement adjustments (i.e., directly attributable, expected to have a continuing impact, and factually supportable).

14. We also note your pro forma adjustment (b) reflects the elimination of a loss on the carrying value of HPI stock held by Freedom during the fiscal year ended December 31, 2011. Please remove this pro forma adjustment or explain to us how the adjustment meets the three criteria outlined in Rule 11-02(b)(6) of Regulation S-X for pro forma income statement adjustments (i.e., directly attributable, expected to have a continuing impact, and factually supportable).

Note 20. Supplemental Oil and Natural Gas Information (Unaudited), page F-59

15. Please amend your document to disclose your proved developed and proved undeveloped reserves. Refer to FASB ASC paragraph 932-235-50-4.

16. Please amend your document to explain the circumstances of the 2011 revisions to your proved reserves. Refer to FASB ASC paragraph 932-235-50-5.

17. Please expand your supplemental disclosure to include the capitalized costs relating to oil and gas producing activities as required by FASB ASC 932-235-50-12 through paragraph 15 and reflected in Example 2 in 932-235-55-3.

18. We note your disclosure under this heading in the costs incurred table includes separate line items for "Asset Retirement Obligation Capitalized" and "Disposition of Properties," "Proved" and "Unproved." Please revise your presentation to reflect the disclosure specifically required by FASB ASC 932-235-50-18 and reflected in Example 3 in 932-235-55-4.

Standardized Measure of Discounted Future Net Cash Flows as of December 31, 2011 and 2010, page F-60

19. We note your disclosure under this heading includes a separate line item for "Future Severance Tax Expense." Please revise your presentation to reflect the disclosure specifically required by FASB ASC 932-235-50-31 and reflected in Example 5 in 932-235-55-6.

20. We note your statement that "Future cash inflows were computed by applying oil and natural gas prices that were calculated by using the unweighted arithmetic average of the first day-of-the-month price for each month of the 12-month beginning January 1, 2012, to estimated future production.oil and natural gas prices. Please clarify for us why the prices you used for 2010 and 2011 were an average starting on January 1, 2012, rather than the average price during the 12-month period prior to the ending date of the period. Refer to FASB ASC 932-235-50-31(a).

21. Please expand your supplemental disclosure to include the Changes in the standardized measure of discounted future net cash flows as required by FASB ASC 932-235-50-34 through paragraph 35 and reflected in Example 6 in 932-235-55-7.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters or Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 on engineering comments. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or Norman von Holtzendorff, Staff Attorney, at (202) 551-3237 with any other questions

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Reed W. Topham
Stoel Rives LLP